37

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM SB-1


         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF
                                1933



                Kadalak Entertainment Group, Inc.
                       -------------------
         (Name of small business issuer in its charter)


       Nevada               7812                58-2624580

State or jurisdiction  Primary Standard        I.R.S. Employer
of                     Industrial
incorporation or       Classification Code     Identification #
organization

                  101 Marietta St., Suite 1070
                        Atlanta, GA 30303
          --------------------------------------------
          (Address and telephone number of principal executive offices)

                  101 Marietta St., Suite 1070
                        Atlanta, GA 30303
                          404-522-1202

           -------------------------------------------
             Address of principal place of business


                 Rosenfeld, Goldman & Ware, Inc.
                  101 Marietta St., Suite 1070
                        Atlanta, GA 30303
                          404-522-1202
               ----------------------------------
            (Name, address and telephone number of agent for service)

          Please send copies of all correspondence to:
                        Thomas Ware, ESQ.
                 Rosenfeld, Goldman & Ware, Inc.
                  101 Marietta St., Suite 1070
                        Atlanta, GA 30303
                          404-522-1202


                      Approximate date of proposed sale to
                  the public: As soon as practicable after the
                    Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________________

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                 CALCULATION OF REGISTRATION FEE

                            Proposed     Proposed
               Maximum      Maximum     Amount of
 Class of     Amount to     Offering    Aggregate    Registratio
Securities                   Price                        n
   To be          Be       Per Share     Offering        Fee
Registered    Registered                  Price

  Common
   Stock
0.0001 par    $3,500,000     $0.30      $3,500,000     $322.00
   value
   Total                                $3,500,000     $322.00




         *Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE
CHANGED. WE MAY
NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED
WITH THE
SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

 PROSPECTUS
April 9, 2003

                Kadalak Entertainment Group, Inc.

                        11,666,666 Shares of Common Stock

     o The 11,666,666 shares of Common Stock offered by this Prospectus are being offered for sale by the Company.



     Of the 3,500,000 shares of Common Stock offered hereby, 3,500,000 shares are being sold by Kadalak Entertainment Group, Inc..


    o Our Common Stock currently does not trade. We intend to apply for trading on the Over the Counter Bulletin Board and intend to apply for the trading symbol KDLK.


     o Investors should not purchase these shares unless they can afford to lose their entire investment.






                       PROSPECTUS SUMMARY

This summary contains all material terms of the offering. To understand this offering fully, you should read the entire document carefully. Please pay particular attention to the section entitled "RISK FACTORS" and the section entitled "FINANCIAL STATEMENTS".

Unless otherwise indicated, this Prospectus assumes that any of our outstanding options or warrants have not been exercised into shares of our Common Stock.



                Kadalak Entertainment Group, Inc.

Kadalak Entertainment Group, Inc.. will be engaged in key aspects of motion picture entertainment, including production, production services, finance and distribution. The Company will develop, produce and performs production-related services for the entertainment industry mainly through three wholly owned subsidiaries: Green Light Productions. (GLP), a motion picture development, production and production-related service entity that primarily develops, produces and provides production-related services for motion pictures intended for worldwide theatrical release; Silver Screen Distributions, Inc. (SSD), which was set up to oversee and arrange world wide distribution of KEG's entertainment projects and properties, and Silver Screen Studio Group, currently these entities are unincorporated, however, the company does plan to incorporate each entity after this offering is completed.


KEG will create a wholly owned subsidiary, Kadalak Music
Publishing, and oversee KEG's, and their subsidiaries' music publishing (ancillary rights associated with the creation of original music for motion pictures, live entertainment and home entertainment).

The Company's feature film division, Green Light Productions, will develop and produce low to medium-budget films. KEG's low to medium-budget films will have production budgets ranging from less than $500,000 to $10 million, although KEG, from time to time, may produce and release films having higher or lower budgets. The Company's low budget films will be primarily be targeted for direct distribution to the television and home video markets and its medium budget films are generally targeted for initial theatrical release. KEG generally retains distribution rights, when available Silver Screen Distribution will be the distribution company of the company's motion pictures. The Company's films will generally be distributed by third-party licensees domestically and by third-party sales agents internationally.

THE OFFERING

Securities            Offered  11,666,666  common  shares  at   a
                      price of $0.30 per share. Shares of which are authorized and none of these shares have previously been issued as restricted stock.

Common Stock Outstanding:  Prior to the Offering   20,000,000
                       Shares as of  April 4, 2003

                           After the Offering      31,666,666
Shares

Offering Price             $0.30 per share

Use of Proceeds      This  prospectus relates to  shares  of  our
                     common  stock that may be offered  and  sold
                     from  time to time by the Company.  We  will
                     receive  all  proceeds  from  the  sale   of
                     shares in this offering. These funds will be used for ongoing operations.


Market Our Common Stock currently does not trade on an established market. We intend to apply for trading on the Over-the Counter Bulletin Board, also called OTCBB, under the trading symbol "KDLK". If a market develops for our stock, the market for our Common Stock will probably be highly volatile. We can provide no assurance that there will be a market in the future for our Common Stock.


              PART I - Narrative Information Required in
Prospectus

Item 2.  Significant Parties.

         List the full names and business and residential addresses, as applicable, for the following persons:

         (1)  The issuer's directors:

                                    Residence/Business Address
          Thomas Ware              101 Marietta St., Suite 1070
                        Atlanta, GA 30303

          Len Churn               101 Marietta St., Suite 1070
                              Atlanta, GA 30303

         (2)  The issuer's officers:

                                    Residence/Business Address:
          Thomas Ware              101 Marietta St., Suite 1070
                        Atlanta, GA 30303

          Len Churn               101 Marietta St., Suite 1070
                              Atlanta, GA 30303

         (3)  The issuer's general partners:

         The issuer is a corporation and, accordingly, has no general partners.

         (4) Record owners of 5 per cent or more of any class of the issuer's equity securities:

         There are 2 owners of record of five per cent or more of Internet
Auditions' 11,666,666 outstanding shares of common stock. The following persons are the record owners of five per cent or more of Kadalak Entertainment Group, Inc. outstanding shares of common stock.









                          Shares Owned        Per Cent of Class
Name of Record Owner       Of Record          Before and After
                                                  Offering

Thomas Ware                15,000,000           75.0%/47.36%
101 Marietta St.,
Suite 1070
Atlanta, GA 30303

Len Churn                  5,000,000            25.0%/15.79%
101 Marietta St.,
Suite 1070
Atlanta, GA 30303





         (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities: See the response to Item
2.,(4) above.

         (6)  Promoters of the issuer:

         Messrs. Thomas Ware and Len Churn may be deemed to be "promoters" of Kadalak Entertainment Group, Inc., as that term is defined in the Securities Act of 1933.

         (7)  Affiliates of the issuer:

         Messrs. Thomas Ware and Len Churn may be deemed to be "affiliates" of Kadalak Entertainment Group, Inc., as that term is defined in the Securities Act of 1933.



         (8) Counsel to the issuer with respect to the proposed offering:

                        Thomas Ware, ESQ.
                 Rosenfeld, Goldman & Ware, Inc.
                  101 Marietta St., Suite 1070
                        Atlanta, GA 30303
                          404-522-1202


         (9) Each underwriter with respect to the proposed offering:

         Not applicable. There is no underwriter(s) with respect to the proposed offering.

         (10)  The underwriter's directors:

         Not applicable.

         (11)  The underwriter's officers:

         Not applicable.

         (12)  The underwriter's general partners:

         Not applicable.

         (13)  Counsel to the underwriter:

         Not applicable.


Item 3.    Relationship with Issuer of Experts Named in
Registration Statement.

          Thomas Ware, Esq., record and beneficial owner of 15,000,000 shares, representing approximately 75.00% of the outstanding shares, of our common stock, is a partner in the law firm of Rosenfeld, Goldman & Ware, Inc. the law firm that has acted as our legal counsel in connection with the proposed offering. We have no parents or subsidiaries.


Item 4.    Selling Security Holders.

     There are no selling securities in this offering.

Item 5.    Changes in and Disagreements with Accountants.

          Not applicable. We had no independent accountant prior to the retention Of yet to be determine2. There has been no change in our independent accountant during the period commencing with the retention of , through the date of this report.

Item 6. Disclosure of Commission  Position on Indemnification for
Securities Act Liabilities.

Under Nevada law and pursuant to our Articles of Incorporation, we may indemnify our officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers or directors pursuant to those provisions, we have been informed by our counsel that, in the opinion of the U.S. Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

                Kadalak Entertainment Group, Inc.
                     ----------------------
         (Exact name of Company as set forth in Charter)

Type of securities offered: Shares of common stock, $.001 par value per share Maximum number of securities offered: 11,666,666 shares of common stock Minimum number of securities offered: Not applicable*
Price per security:  $0.30
Total proceeds:  If maximum sold: $3,500,000  If minimum sold:
Not applicable*


Is a commissioned selling agent selling the securities in this offering?
[  ] Yes  [ x  ] No

If yes, what per cent is commission of price to public?
Is there other compensation to selling agent(s)?
[  ] Yes  [  ] No   Not applicable

Is there a finder's fee or similar payment to any person?
[  ] Yes  [ x ] No

Is there an escrow of proceeds until minimum is obtained?
[  ] Yes  [X] No

Is this offering limited to members of a special group, such as employees of Kadalak Entertainment s or individuals?

[  ] Yes  [X] No

Is transfer of the securities restricted?
[  ] Yes  [X] No

------------------



         INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

         IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE U.S.  SECURITIES  AND  EXCHANGE  COMMISSION  DOES
NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS
OF THE OFFERING,  NOR DOES IT PASS UPON THE ACCURACY OR
COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.


Kadalak Entertainment :

         [   ]   Has never conducted operations.
         [X]     Is in the development stage.
         [X]     Is currently conducting operations.
         [   ]   Has shown a profit in the last fiscal year.
         [   ]   Other (Specify):
                (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

                  State               State File No.
Effective Date






THE COMPANY

1.       Exact corporate name:  Kadalak Entertainment Group, Inc.

         State and date of incorporation:  Nevada; June 21, 2002.

         Street address of principal office:
          101 Marietta St., Suite 1070
          Atlanta, GA 30303

..

         Company telephone number:  (404) 522-1202.

         Fiscal year:  December 31.

         Person(s) to contact at Company with respect to offering:
         Messrs. Rosenfeld, Goldman & Ware, Inc.
               Thomas Ware, Esq.


         Telephone number (if different from above): Not applicable.
         Same as above.

The Offering

          This prospectus relates to an aggregate of 11,666,666 shares of common stock that are being offered and sold by the Company. These sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. We will receive the proceeds from the sale of the shares of common stock.

Selected Financial Information

         We are a development-stage company engaged in the development, production, and distribution of motion picture related products. No assurance can be given that we will ever realize profits from our business.

Summary Balance Sheet Data:
--------------------------



                                                            As of
                                                    April 9, 2003
Working Capital                                            $1,000

INVENTORY                                                  75,000

Total Assets                                              $76,000
Total Liabilities                                            0.00
Total Stockholder's Equity                                $76,000




   Summary Operating Data                                 For the
                                      Period ending April 9, 2003
Total Sales                                                   0.0
Net (loss) Accumulated During                                 0.0
Development Stage
Net (loss) Per Common Share                                   0.0
Basic and Dilutive Weighted                            20,000,000
Ave. Number of Common Shares
outstanding




BUSINESS

Overview

We are an development stage company operating under the corporate structure of Kadalak Entertainment, Inc. This company is organized and operated for the development, production and distribution of music, film and video, publishing and apparel, and the management of talent, i.e., actors, actresses, models. Our Feature Film Division will produce low budgeted films using aspiring actors and actresses and other creative talents and distribute these projects through joint ventures with other distribution entities.
      The Music Division will seek out and develop talented artists and producers, songwriters, and other creative talent. The distribution arm of Kadalak will distribute those recordings and the recordings of other independent artists and labels. The theatrical distribution division will be engaged in the foreign and domestic distribution of internal and external produced films and videos into traditional theater settings as well as non-traditional exhibition channels.
     We will organize and develop subsidiary businesses that act as a synergy for the development of the organization overall. The urban designer clothing division will create new brands and trends in the fashion industry through the use of the entertainment subsidiary. The new designs will be branded through our entertainment artists and films.

Our Strategy

We propose to simultaneously develop our various divisions in accordance with our available financial resources, the business opportunities presented to us and the prevailing trends in the entertainment industry. By diversifying our areas of concentration within the entertainment industry, we feel that we will have maximized our chances for profitable operations. Additionally, we believe that we will be able to combine the efforts and resources of one or more of our divisions for the successful completion, distribution and advertising of any one of our productions. By operating through three distinct divisions, we have developed a diverse, strategic approach to become competitive in the entertainment industry. Our proposed divisions are:

   Recorded Music Production
   Music Publishing
   Feature Film Production Division
   Music, Film, Apparel  and Video Distribution Division
   Designer Clothing Production and Distribution Division
   Talent Management


Kadalak Entertainment is a music, film and entertainment distribution company focused on delivering the highest quality entertainment driven content to the consumer. Kadalak Entertainment's primary market segment of urban African Americans and Latinos is the fastest growing market segment in the entertainment industry. It is estimated this market segment accounts for more than twenty-five (25%) of the gross revenue of the industry. Kadalak will be an Independent Distributor specializing in niche projects that have the potential for tremendous return on investment. The purpose an Independent Distributor is to distribute the product of Independent Labels either on a regional, national or international level. Kadalak Entertainment will specialize in getting the CD's, Tapes, Records and Movies into the retail outlets. Our company will work closely with the Independent record labels to promote and market their product. The company will specialize in being the the "middle man" between the content Producers and the Retailers. Kadalak Entertainment will seek out music and film producers who have finished projects.
     The company will then take these projects and package them for distribution. Kadalak Entertainment will have an in-house staff that will manage each labels project from day one of them signing on board. We intend to utilize traditional and non-traditional marketing such as Interactive online services, print media, syndicated radio stations, cable television and closed circuit college television, in order to effectively promote our products and exploit the company's entertainment projects.

Kadalak Entertainment possesses the key internal strengths and resources needed to achieve a dominant position in the Entertainment industry. The company has a talented and visionary management team, dedication to high-quality projects, a clearly focused target market and distribution strategy. The company's' management team has extensive experience in the entertainment industry and has a clear vision of the forces shaping the industry. The company will maintain and improve upon its extraordinary growth rate well into the future by focusing on a number of opportunities in the entertainment industry. Kadalak Entertainment will establish strong brand awareness and loyalty by delivering a niche product to its niche market.

The company aims to be a dominant force in entertainment distribution with a strong focus on the urban ethnic market. The company's' mission is to create extraordinary shareholder value through traditional products that reflects the future of urban America. The company's vision is to provide intelligent, spiritually significant, value-oriented projects that involves every sector of the community: business, entertainment and sports. To this extent, the company will take full advantage of all existing and future content delivery platforms including radio, cable, digital broadcasting, satellite broadcasting and the Internet. Kadalak Entertainment plans to target an under served demographic, the 10-54 year old African American audience. The current vacuum of entertainment aimed at this market, coupled with the high demand for such products, will enable Kadalak Entertainment to achieve extraordinary growth rates in revenue and profits.

We believe that new artists and new trends in entertainment are more likely to come from an independent label because we can adapt to shifting consumer tastes. Our primary focus will be the distribution of new artists and related entertainment projects. Our strategy is to develop and acquire a core group of independent labels, which will provide us with the product to be distributed. This allows the company to maximize the opportunities for seeking out new projects and minimizing the risk associated with developing projects.

We will generally seek to obtain rights on a worldwide basis. Whenever possible, we intend to utilize the Artist Agreements as a typical agreement format providing for the number of albums to be delivered but without advances against royalties being paid upon delivery of each album or upon signing of the contracts. Provisions in contracts with established artists vary considerably and may, for example, require us to release a fixed number of albums and/or contain an option exercisable by us covering more than one album. We will seek to obtain rights to exploit product delivered by the artists for the life of the product's copyright. Under the contracts advances are normally recoupable against royalties payable to the artist. We will seek to recoup a portion of certain marketing and tour support costs, if any, against artist royalties. For the company that recruits the artist, we will establish a label deal. The label deals will be constructed in one of two ways. The first way is a Production deal, whereas the recruiting company will also be the production company and will be bought out from all ties and contracts with the artist. The second deal will be a P&D deal (packaging & distribution) whereas, the Production company & Kadalak Entertainment will split the marketing expenses and sales profits 50/50.

We currently have no record manufacturing or distribution capabilities. We intend to enter into distribution or licensing arrangements with third parties. In addition, we intend that any manufacturing of our recorded music will be done by independent third-parties on a purchase-order basis. We believe that there are a sufficient number of manufacturing sources available.

The principal focus of our website will be to inform consumers about our artists, their schedules and special events, provide interviews and chats with our artists, offer music samples of our artists and to offer consumers/ retailers the option of ordering CD's and other related merchandise. We intend to enter into an agreement with a non-affiliated third party online distribution company to provide us with the ability to fulfill orders for recorded music products and artist merchandise sold via the Internet or via a toll free number.




RECORDED MUSIC DISTRIBUTION DIVISION


Overview of the Market

The global music market is estimated to be worth on a yearly basis more than $50 billion dollars. This number consists primarily of sales of CDs and cassette albums and tapes. An additional $6.0 billion dollars is generated from publishing and other derivative music related sources. The U. S. market is clearly the largest market with a value in excess of $14.0 billion dollars. Next in market size is Japan having a value of $7.5 billion dollars. Followed next by Germany with a market value of $4.0 billion dollars. Moreover, the U. S. has a market penetration of 30% of the foreign market yielding $4.0 billion dollars on an annual basis.
Currently, the distribution of independent movies and original music scores has been limited to a few small privately owned companies. Generally, each of these small companies engages in limited niche distribution. Kadalak Entertainment believes that an integrated, broader business can capitalize on the steady growth of the entertainment industry.

The music business is currently dominated by the operating divisions of five major multi-billion dollar international companies: Warner Bros. Records Inc., Uni-Gram, Inc., Sony Corp. of America, BMG Music, MCA Inc, and Thorn EMI Music. These five major recorded music companies also have their own publishing divisions and distribution systems. The remainder of the recorded music businesses are represented by numerous small independent music companies, smaller distribution companies and smaller publishing companies. These companies are called "independents" simply because they are not one of the six major recorded music companies. Collectively, according to Billboard, the five major music companies accounted for approximately 80% of sales in 2000 for the U.S. In response to the consolidation in the recorded music industry, independent music companies are now increasingly recognizing the need to adopt new strategies and form strategic alliances in order to stay competitive.

Historically, the strategy of the Major Labels has been to control distribution channels. Nevertheless, the market shares of independent distributors, "rack jobbers" (independent contractors that manage music department of department stores such as K-Mart and Wal-Mart), mail order companies, touch-tone 800 number sales, Internet sales, and television sales have all increased.

We believe that this growth, fueled by the development of the Internet and other ongoing changes in the marketplace, will continue. Another trend is the consolidation of retail outlets into large retail chains, however, specialized distributors can be utilized to sell prerecorded music products to smaller retail chains. We believe that we will be able to take advantage of traditional distribution channels by becoming a specialized distributor.

We believe that control and ownership of the creative products will be a key factor in the new market where distribution can be accomplished more quickly and inexpensively. Typical distribution for an independent label such as ours is through either a Major Label-owned branch system, or through independent distributors. The Major Label-owned distribution companies offer national distribution, consistent market visibility, accounts receivable and collection administration. Independent distributors offer similar services, but normally on a much smaller scale.



Competitors in the Market:

Currently there are four major music conglomerates that account for more than 80% of the domestic U. S. market recorded music sales. Numerous independents combine to make up the remaining 20% of the market.
These four majors are vertically integrated in the production of musical products. However, the profitability of the industry in general and each company in particular varies depending on market shares for a given market segment. The profitability of the industry as a whole will be examined from the prospective of gross sales volumes minus gross expenses. Using the assumption of a 80% market share for the majors yields a gross sales of $32.0 billion dollars retail. The profitability of the industry to the majors is based on the wholesale rather than the retail price of a unit. The wholesale price of a unit is typically 63% of the retail costs. The industry's gross wholesale revenues are $20.16 billion before expenses. Using the assumption that variable expenses range from 50% to 80% of gross sales yields expenses of $10.08 to $16.128 billion dollars respectively
industry wide.   Profits will range from a low of $4.032 billion
to $10.00 billion industry wide before fixed costs. The industry wide fixed costs in the aggregate range from a low of $2.0 billion to a high of $5.0 billion dollars.

Copyrights and Intellectual Property

Our prerecorded music business, like that of other companies involved in prerecorded music, will primarily rest on ownership or control and exploitation of musical works and sound recordings. Our music entertainment products are expected to be protected under applicable domestic and international copyright laws. Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows: When a recording is made, copyright in that recording vests either in the recording artists and/or their production companies (and is licensed to the recording company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a third-party music publishing company) or in a third-party music publishing company or in a publishing company owned and controlled by the artist.

A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers (i.e., phonograph records) are obtained by record companies or publishers from the writer or the publishing company entitled to license such compositions. The manufacture and sale of a sound carrier results in mechanical royalties being payable by the record company to the publisher of the composition, who then remits a portion of such royalties to the writer or writers of the composition at previously agreed or statutory rate for the use of the composition and by the record company to the recording artists for the manufacture and distribution of the recording. We intend to operate in an industry in which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by home taping for personal use.

Potential publishing revenues may be derived from our ownership interest in musical compositions, written in whole or in part by our recording artists or by writers who are signed exclusively to us. We intend to secure a partial ownership position in the copyright to compositions written by our recording artists or signed writers where such rights are available and have not been previously sold or assigned.

Performance rights in any compositions owned by us will be enforced under agreements we intend to enter into with performing rights organizations (American Society of Composers, Authors, and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI"), and SESAC, Inc.), which licenses the public performance of a composition to commercial users of music such as radio and television broadcasters, restaurants, retailers, etc., and disburse collected fees based upon the frequency and type of public performances they identify. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of a particular copyrighted composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Music, or as a theme or jingle broadcast in synchronization with a visual image via television; (3) sub-publishing revenues derived from copyright earnings outside of the United States and Canada from our collection agents located outside of the United States and Canada; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

Typically, music publishing agreements with songwriters are "exclusive," permitting us ownership of the copyrights in all compositions created by the songwriter, in whole or in part, during the term of the agreement usually in exchange for the payment of an advance to the songwriter and, after the re-coupment of such advance, the payment of royalties on sales of sound carriers embodying any such compositions. In some cases, we may seek to acquire a catalog of compositions previously created by a songwriter or group of songwriters as a music publishing asset. There can be no assurance, however, that we will be successful in entering into agreements with any songwriters or acquiring any catalogs or that any agreements entered into will result in any revenue to us. We intend to engage in licensing activities involving both the acquisition of rights to certain master recordings and the licensing and the granting of rights to third parties in the master recordings and compositions we may acquire. Although we intend to file a trademark application for Kadalak Entertainment with the United States Patent and Trademark Office, we have not yet obtained a federal registration of this trademark in the United States and no assurance can be given that such registration will be granted.



PROMOTION

The traditional and most effective means of promoting recorded music is by radio and video airplay. Obtaining radio and video airplay for a new release is an extremely competitive process. The trend by radio stations to focus more on particular music formats has made it easier for independent producers to target those stations most likely to air a specific recording.

 Independent regional promoters are often hired to gain airplay and, in certain markets, they are quite effective. College radio and television stations are useful venues for lesser known artists. Music videos have become a vital means of promoting artists and records. Songs that are aired on a major radio station are chosen by the program director, often in conjunction with a format consultant. Once a recording is aired, the amount of repeat play it receives depends upon listener requests and feedback, as well as actual sales data. Since listener response and sales depend in large measure on how often a release is aired, building a commercial "hit" depends on an ongoing cycle of airplay and sales. Nurturing this cycle requires constant marketing attention and careful coordination with advertising, concert schedules and other promotional activities. Other promotional tools include print advertising, retail promotions and concert tours.

Getting music video airplay on MTV, BET and other video stations or programs is also essential to the success of an entertainment artist. The key to finding an audience for new artists is heavily dependent upon properly coordinating all these promotional activities, to maximize awareness and exposure. The company will, where possible, use its in-house expertise to direct or assist with the promotional activities with respect to its artists.

STREET PROMOTIONS

One area of major focus when dealing with urban music is street promotions. This involves the heavy circulation of promotional materials in high traffic areas. Promotional items include flyers, sampler cds, posters, stickers, t-shirts and/or almost anything you can fit the artists' name on. These items will be placed in areas such as nightclubs, barber/ beauty shops, shopping malls, college campuses, ect. The promotions will be done through the establishment of street teams. Our plan is to have a large in-house street team, which will oversee the independent teams in each target city. The promotions will be broken down state by state, city by city, and town by town. The Promotions team will coordinate with the home base promotions director so that each promotion will have a turn key effect with the progression of the entertainment project.







FEATURE FILM DIVISION
   Our Feature Film Division intends to produce films through joint ventures with other production entities.

The Film Industry

Historically, the largest companies, or the so-called Hollywood Majors, have dominated the feature film industry by producing and distributing a majority of those feature films, which generate significant theatrical box office receipts in the United States. Although, independents - smaller film production and distribution companies - have played a significant role in the production and distribution of feature films. Much of the financing, production, marketing and distribution of feature films still remains in the control by the majors, and a number of large production and distribution companies that have substantial financial resources from other activities.

The majors include MCA Universal Pictures, Warner Bros. Pictures, Twentieth Century Fox Film Corporation, Paramount Pictures Corporation, Sony Pictures Entertainment, the Walt Disney Company and certain other companies considered to be majors because of their substantial financial resources and production activities. Generally, the majors own their own production studios, sound stages, post- production facilities and have US or worldwide distribution.

In addition, some of the majors own companies, which are described as independent, but are not because of their access to the resources of one of the majors. These companies include, among others, Miramax Films (owned by the Walt Disney Company), Sony Classics (owned by Sony Pictures) and New Line Cinema (owned by Turner Broadcasting System, Inc.)

The independent production companies typically do not own production studios and have insubstantial financial, personnel and other resources in comparison to the majors and the companies owned by or otherwise affiliated with one of the majors. The production companies are typically involved with lower-budget films and are highly dependent on and continually involved in developing sources of financing for their film production activities.

The production of a feature film involves four basic phases: development, pre-production, principal photography and post-production. During development, a writer may be engaged to write an original screenplay or a screenplay based on a literary work, or film production rights to an existing screenplay may be acquired. Certain creative personnel may be hired or contacted to determine their availability. In pre-production, a budget is prepared, certain personnel, including a director, actors, and various technical personnel are hired, shooting schedules and locations are planned and other steps necessary to prepare the film for principal photography are completed. Principal photography, the actual filming or "shooting" of the film generally continues for a period of three to six months. In post-production, the film is edited and synchronized with music, sound effects and dialogue and, in certain cases, special effects are added. The final edited synchronized film negative is used to manufacture release prints suitable for theatrical exhibition. Certain aspects of post-production may be computer assisted and may be reproduced digitally and on videotape.

The majors generally have sufficient cash flow from their film distribution and related activities or in some cases, from unrelated businesses (e.g., theme parks, publishing, electronics, licensing and merchandising) to provide for production costs, and frequently own and maintain on a full-time basis technical production staff and office, camera, sound, lighting and other equipment, studios, sets, props, wardrobe and other physical facilities. The majors often enter into long-term contracts with writers, producers and other creative personnel for the development of numerous projects.

Independent production companies generally hire creative and other production personnel, retain the other elements required for pre-production, principal photography and post-production activities and arrange for production financing on a project-by-project basis. Independents generally must complete the production financing of a feature film prior to commencement of principal photography while attempting to maintain and provide for the scheduled commitments of the director and principal performers whose involvement are frequently conditions of obtaining production financing.

Both Majors and independent production and distribution companies generally incur various third- party participation obligations in connection with the distribution and production of a feature film. These participations are contractual rights of actors, directors, screenwriters, investors and others entitling them to share in revenues or profits from a particular film. Except for the most sought-after talent, participations are generally payable from film revenues only after all fees and costs of distribution, marketing, production and financing are recouped.

Business Strategy for the Feature Film Division

The central business strategy for the Feature Film Division is to secure the film rights to books or scripts which lend themselves to drama, action or adventure films. The public acceptance and approval for these types of films is unquestionable, as can be seen from the tremendous box office success, which many of these types of films generate.

Currently, we believe that there is a trend in the film industry for larger studios to utilize smaller production companies for creative input and script development, while the larger studios dedicate their expansive resources to talent acquisition, facilities, financing, marketing and distribution. This joint venture strategy allows for the overall production to attain major motion picture status while paying close attention to the script selection and creative process.

The films which we intend to produce are smaller, low-budgeted films, which typically cost approximately $2 million to produce. Generally, the directors, actors, creative personnel and all other production personnel working for union or scale wages receive a participation interest in the net profits on the film. This method of production simultaneously minimizes expenses and fosters greater creativity from the participants, as all those who are connected to the project have a vested interest in the outcome.

Another often-used production method is for us to work together with a film financing company or companies that would provide substantially all of the funding requirements. We would retain artistic control over the production, receive a reduced up front production fee and share in a larger than normal backend participation. However, we would not become entitled to any back-end fees unless and until the funding sources have recouped all of their negative costs. This production method virtually eliminates our financial risk and could afford a handsome backend profit if the production is successful.

We also intend to seek out other production companies, which are interested in acquiring an idea, novel or script which is currently owned by us or to which we have the rights. In this case, we would receive an up-front payment for the sale of the script as well as a percentage of the profits of the film. We intend to sell the rights to produce several of these works to other production companies in return for a fee as well as a participation in profits generated by the film.



Theatrical Distribution Division

The financial success of a film is greatly dependent on the distribution mechanism, which is in place for that film. By establishing our own theatrical distribution division, we intend to generate profits while simultaneously providing a distribution network for our own film productions.

The primary focus of the Theatrical Distribution Division is to place films in foreign and domestic theaters as well as in non-theatrical settings, such as hotels, airlines, ships, military bases and hospitals. The Theatrical Distribution Division also seeks to place films into home video production and distribution, pay- per-view screenings, cable and network television broadcasts, satellite broadcasts as well as on the Internet. Additionally, other revenues from licensing, sales, DVDs and merchandising are also part of our Theatrical Distribution Division. Our Theatrical Distribution Division also oversees and collects distribution revenues.

Theatrical Distribution - Theatrical distribution results in the exhibition of feature films to the general public in movie theaters for a fee. The essential components of theatrical distribution are:

-    Manufacturing prints of the film for mass distribution
-    Licensing the film to the exhibitors
-    Promoting the film through advertisements and publicity

The financial success of "box office gross" for a film is directly related to the success of the promotional efforts for the film. Our ability to exhibit films in popular theaters during the peak exhibition season will significantly effect the revenues for the Theatrical Distribution Division and will also effect our ability to distribute a film in an international market.

Home Video - This aspect of our distribution business involves the sale of films recorded on video cassettes and dvd to local and national video retailers as well as specialty stores, convenience stores and record stores. These entities then rent or sell the videos to consumers for private viewing. Home video generally closely follows theatrical distribution so that the video sales will benefit from the advertising and promotion for the film. We will attempt to secure distribution arrangements with wholesale distribution companies, which will deal directly with the stores which sell to the general public. We may also use catalogues, direct mail and telemarketing to stimulate interest in our videos from the viewing public and various retail concerns.

Pay-Per-View - Pay-per view television allows cable television subscribers to purchase feature films, sporting events and music concerts, on a "per view" basis. The fees paid by viewers are typically shared among the program distributor, the pay-per-view operator and the cable operator.
Cable Televison - The cable television industry has channels such as HBO, Cinemax, Showtime and The Movie Channel, which sell movies to cable system operators for a monthly license fee based on the number of viewers receiving the service. These services are in turn offered by cable system operators to viewers for a monthly subscription fee. The pay television networks generally acquire their film programming by purchasing the distribution rights from feature film distributors. Distributors also license feature films for "basic" cable service, which includes certain programming as part of the basic fee to the viewer.
Broadcast Television - Broadcast television or "free television", involves showing films through national networks ABC, CBS, and Fox or independent televison stations. Syndication is the process of distributing films and other programming directly to independent television stations as opposed to the large networks. Distributors of feature films generally make films available for licensing through syndication after the completion of all possible licenses for cable television.
Non-Theatrical Markets - The right to exhibit films may also be licensed to hotels, airlines, ships-at- sea, military installations, schools, libraries and other film users generally referred to as part of the "non- theatrical" market. Many independent film distribution companies sublicense the right to distribute films to the "non-theatrical" market to a company in the "non-theatrical" distribution business, which in turn distributes the films to the potential users.
International Markets - International distribution rights for feature films may be licensed to a single distributor, or may be licensed on a country-by-country basis. In the latter instance, the film is typically licensed to a sub-distributor or sub-licensee for a limited period of years for a negotiated percentage of the revenues received by such sub-distributor or sub-licensee or may also be on a "flat" license fee basis in which case the sub-distributor in the foreign country has no responsibility to account with respect to the revenues of the film. Generally, foreign sub-distributors or sub-licensees acquire rights in their country for theatrical, home video and pay and free television use.

Competition

The film and music segments of the entertainment business are highly competitive, speculative and unpredictable. We face competition from major film and record companies as well as smaller, independent distributors and record labels. Many of these companies have far greater marketing, technical, distribution and financial resources than we do, as well as proven operating histories and long-standing relationships in the film and music industry. Some of the smaller companies, which compete with us are owned by larger companies and therefore have access to a greater field of resources.
The process of producing and distributing films and musical recordings is costly and may be adversely effected by our limited financial and personnel resources and limited industry standing. Additionally, we will be competing with the producers of films and music who are able to attract well-known performers and attain higher production value because of larger budgets which are available to them.

Regulation

Our rights to feature films and musical recordings are granted legal protection under the copyright laws of the United States and most foreign countries, which provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of feature films and musical recordings. We plan to take appropriate measures through licenses to secure and maintain copyright protection for all films and musical recordings under the laws of all applicable jurisdictions.
The Code and Rating Administration of the Motion Picture Association of America, an industry trade association, assigns ratings for age-group suitability for viewing of feature films. The Federal Communications Commission may require that certain musical recordings contain an advisory that such recording contains offensive language.
In addition, United States television stations and networks as well as foreign governments impose additional restrictions on the content of feature films which may restrict in whole or in part exhibition on television or in a particular territory. These restrictions on the content of our films and musical recordings may limit our ability to distribute our films and musical recordings.

Insurance

We believe that our insurance coverage for our business is generally in accordance with industry standards and is adequate in light of our business and the risks to which we are subject. We intend to obtain Directors and Officers Liability insurance.


RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information in this Memorandum before purchasing the Common Shares. Each of these risk factors could adversely affect our business, operating results and financial condition as well as adversely affect the value of an investment in the Common Shares and could cause you to lose some or all of
your investment.   This Offering involves a high degree of risk.
The order of the following risk factors listed below does not necessarily reflect the degree of importance of each. The risks described below are all of the risks that we currently believe are material risks of this Offering. However, additional risks not presently known to us, or risks that we currently believe are immaterial, may also impair our business operations. Moreover, you should refer to the other information contained in this memorandum for a better understanding of our business.

KEG'S  COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF  THE
SEC AND THE
TRADING  MARKET  IN  OUR  SECURITIES  IS  LIMITED,  WHICH   MAKES
TRANSACTIONS IN OUR
STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR
STOCK.

Our shares of Common Stock are "penny stocks" as defined in the Exchange Act, which are traded in the over-the-counter market on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the Common Stock being registered hereby. In addition, the "penny stock" rules adopted by the Commission under the Exchange Act subject to the sale of the shares of the Common Stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Included in this document are the following:

    o    The bid and offer price quotes for the penny stock, and
    the number of   shares to which the quoted prices apply.
     o    The brokerage firm's compensation for the trade.
     o The compensation received by the brokerage firm's salesperson for the trade.

In addition, the brokerage firm must send the investor:

     o Monthly account statement that gives an estimate of the value of each penny stock in your account.
     o A written statement of your financial situation and investment goals.

Legal remedies which may be available to you are as follows:

     o If penny stocks are sold to you in violation of your rights listed above, or other federal or state securities laws, you may be able to cancel your purchase and get your money back.
     o If the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages.
     o If you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

If the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission's rules may limit the number of potential purchasers of the shares of the Common Stock.

RESALE RESTRICTIONS ON TRANSFERRING "PENNY STOCKS" ARE SOMETIMES
IMPOSED BY SOME STATES, WHICH MAY MAKE TRANSACTIONS IN OUR STOCK
CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR
STOCK.

Various state securities laws impose restrictions on transferring "penny stocks" and as a result, investors in the Common Stock may have their ability to sell their shares of the Common Stock impaired. For example, the Utah Securities Commission prohibits brokers from soliciting buyers for "penny stocks", which makes selling them more difficult.




Risk Factors Related to Our Business

         We  are  a  development-stage   company  with  limited
prior business operations and we may not be able to establish ourselves as a going concern. We are a media entertainment development company in the early development stage. We are engaged in the development, production, and distribution of media entertainment products. Because we are a new business, we are not likely to succeed unless we can overcome the obstacles we face. We have only limited operating history on which you can base an evaluation of our business and prospects. Our efforts, since inception, have been allocated primarily to the following:

o  Organizational activities;
o  Developing a business plan; and
o  Obtaining interim funding.

         In order to establish ourselves as a viable media company, we are dependent upon the receipt of additional funds to continue business operations and/or the achievement of profitable operations. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as an online company with limited operating history in a new and rapidly evolving market. If we are unable to raise additional funds or achieve profitability or if we encounter unexpected difficulties and expenses, then our business may fail.

1.   We Have A Limited Operating History Which May Not Be A
     Reliable Basis For Evaluating Our Prospects.

     We are a development-stage company with no operations to date. We have only a limited operating history upon which you can evaluate us and our potential. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving industries and markets like ours. Our failure to successfully address these risks and uncertainties could have a material adverse effect on our financial condition. Some of these risks and uncertainties relate to our ability to attract and maintain a sufficient retail customer base, to develop relationships with competent and experienced manufacturing firms and respond effectively to competitive developments and opportunities.

2.   We Expect Future Losses Because We Anticipate That Our
     Operating Expenses Will Increase Rapidly.

     To date, we have not generated any revenues. We expect to have increasing net losses and negative cash flows in the foreseeable future. We intend to expend significant financial resources to develop and expand our operations, enhance our technology and to promote our brands through marketing and brand development activities. As a result, we expect that our operating expenses will increase significantly. Consequently, we may be unable to be profitable, and if we are, we may not achieve sustained profitability in the future.

3.   Our Revenues May Not Keep Pace With Our Expenses In The
Future.

     To attract and retain a larger audience, we will need to significantly increase our expenditures for marketing, brand development, technology and web site infrastructure development. Many of these expenditures will be planned or committed in advance with the anticipation of future revenues. If our revenues are lower than expected, we may not be able to reduce spending accordingly. We believe brand awareness will be critical to increasing our consumer base. If we do not increase our revenues as a result of our brand development and marketing efforts, or if we otherwise fail to promote our brands successfully, our business, financial condition and operating results could be materially and adversely affected

4.   We Will Require Additional Capital In The Future Which May
     Not Be Available To Us.

     Our expansion and development plans are expected to consume substantial amounts of capital. We believe the proceeds from this Offering, together with our cash flow, will be sufficient to fund our initial operating plans. However, we expect to increase our capital and operating expenditures significantly in the future, especially if we decide to focus on brand development and expand the business to develop other subsidiaries or purchase additional trademarks. We will need to raise significant additional funds in the future through public or private debt or equity financing. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing shareholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business. Our future capital requirements depend upon many factors, including, but not limited to the rate at which we expand our business nationally into new markets; the extent to which we develop trademarks and brands; and the extent to which we develop and upgrade our technology.

5.   We May Fail To Gain Market Acceptance.

     Our future financial performance will depend substantially on our ability to develop and maintain market acceptance of our trademarks and brands. We expect retail sales to account for most of our revenues in the foreseeable future. These revenues will result from market awareness, consumer recognition and acceptance of our trademarks and brands. As a result, factors adversely affecting consumer recognition and market acceptance could materially adversely affect our business, financial condition and operating results. Many of these factors are beyond our control and difficult to predict.

6.   Consumer Buying Patterns May Make It Difficult To Predict
     Future Operating Results.

     Our revenues may tend to be stronger in the fourth quarter than in each of the first three quarters of a year. Further, consumer buying patterns are influenced by many factors, including holidays and seasons of the year. This makes it more difficult to predict future operating results. We believe that these fluctuations will continue.

7.   Failure To Effectively Manage Growth And Develop A Computer
     Infrastructure For Electronic Commerce and Distribution
     Could Disrupt Our Operations And Prevent Us From Generating
     The Revenues We Expect.

     We intend to develop and operate a branded web site for direct sale of proprietary trademarked products. We anticipate a rapid expansion in consumer traffic on our web site. To manage our growth, we must successfully implement, constantly improve and effectively utilize our operational and financial systems while aggressively expanding our workforce and licensing relationships. We must also maintain and strengthen the breadth and depth of our strategic relationships while rapidly developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support our growth, and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If our potential growth is not adequately managed, our business will suffer.

8.   We May Be Unable To Build Relationships With Manufacturers.

     Much of our business depends on relationships with creative persons who produce our product lines. We currently have not developed any manufacturing relationships. We may not be able to sustain these relationships, and we may be unable to build sufficient relationships needed for the product categories we seek to develop.

9.   We May Be Unable To Build Relationships With Designers and
     Other Creative People.

     Although initially, we will not be required to design new products, our business in the future requires that we contract with creative people to develop designs for products to be marketed and sold. While we are pursuing the relationships needed, and have established some of these relationships, we do not have the relationships needed to succeed with development of new products. We may be unable to develop these relationships.



11.  Future Operating Results Are Unpredictable.

     We expect to experience significant fluctuations in revenues due to a variety of factors, many of which are outside our control. Factors that could have a material adverse affect on our business, financial condition and operating results include:

     Our ability to attract and retain quality employees.
     Our ability to attract new personnel in a timely manner.
     The level of traffic on our web site.
     Our ability to create and develop new programming as needed. Technical difficulties and system downtime.
     The amount and timing of operating costs and capital expenditures relating to expansion of our business volume, operations and infrastructure.
     Certain government regulations, general economic conditions and economic conditions specific to the Internet and electronic commerce.

We expect competition to increase significantly in the future which could reduce our revenues, potential profits and overall anticipated market share.


12.  We May Be Unable To Recruit And Retain The Personnel We
Need.

     Our success depends on our ability to attract, and retain highly skilled employees. Particularly if we do not succeed in attracting new personnel and retaining the personnel needed, it will be difficult to manage growth and meet goals.

13.  We Are Dependent On Key Management Personnel For Future
Success.

     Our future success depends to a significant extent on the efforts and ability of our management team, which we have yet to put into place. This Offering will enable us to put the core management team into place as set forth in our business plan. However, there is no assurance that we will have identified the skills and experience needed, or that we will find persons with the skills and experience required.

14.  A Failure In The Performance Of Our Web Hosting Facility
     Systems Could Harm Our Business and Reputation.

     We depend upon a third party Internet service provider to host and maintain our web site. Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our web site or a decrease in responsiveness of our website service could result in reduced revenue, and could be harmful to our reputation and brands. Our Internet service provider does not guarantee that our Internet access will be uninterrupted, error free or secure. Any disruption in the Internet service provided by such provider could significantly harm our business. In the future, we may experience interruptions from time to time. Our insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our service. Our web servers must be able to accommodate the volume of traffic and we may in the future experience slower response times for a variety of reasons. If we were unable to add additional software and hardware to accommodate increased demand, this could cause unanticipated system disruptions and result in slower response times. Customers may become dissatisfied by any system failure that interrupts our ability to provide access or results in slower response times.

15.  Failure To Protect Our Intellectual Property Could Adversely
     Affect Our Brands And Our Business.

     We, and our primary vendor, will need to rely on trademark laws and the ability to protect our brands against infringement Entertainment despite our efforts, we cannot be certain that we will be able to prevent misappropriation of our intellectual property. It is possible that litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources away from the operation of our business.


16.  We May Be Liable For Infringing Upon The Intellectual
Property Rights Of Others.

     We may receive in the future notice of claims of infringement of other parties proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future and it is possible that past or future assertions or prosecutions could harm our business. Any such claims, with our without merit, could be time consuming, resulting in costly litigation and diversion of technical and management personnel, cause delays in the development and release of new products or service, or require us to develop non-infringing technology or enter into undesirable royalty or licensing arrangements. For these reasons, infringement claims could harm our business.

17.  We May Fail To Adapt To Evolving Standards And Technologies.

     The standards and technologies that make up the Internet will evolve and change over time. We must adapt our services to maintain compatibility in the future to assure that we can continue to deliver high quality services and sell proprietary products on the Internet. Our inability to deliver high quality services, or to conduct secure transactions, would lead to a decline in consumer demand for our products and adversely impact sales volume.

18.  Third Party Breaches Of Database Security Could Disrupt Our
     Operations And Increase Our Capital Expenditures.

     A party who is able to circumvent our security measures could misappropriate proprietary database information or cause interruptions in our operations. As a result we may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems cause by such breaches, which could harm our business.

19.  Internet Related Regulatory And Legal Uncertainties Could
Harm Our Business.

     There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals under consideration by federal, state and local governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, domain name registration, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues including intellectual property ownership and infringement, copyright, patent trademark, trade secret, libel, employment and personal privacy is uncertain.

20.  Our Ability To Grow Depends On Continued Growth of
Electronic Commerce.

     Our ability to generate business through the Internet depends on continued growth in and the use of the Internet, and in the acceptance and volume of commercial transactions on the Internet. We cannot be certain that the number of Internet users will continue to grow or that commerce over the Internet will become more widespread or that our Internet sales will grow at the projected rate. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace for a number of reasons including lack of acceptable security technologies, lack of access and ease of use, congestion of traffic, inconsistent quality of services and lack of availability of cost effective and high speed access, and potentially inadequate development of the necessary infrastructure.

21. Our Management Will Have Broad Discretion In Using Proceeds and May Not Effectively Utilize Funds.

     Our management will have broad discretion in how we use the net proceeds of this Offering. Investors will be relying on the judgment of our management regarding the application of the net proceeds of this Offering. Our management's decisions regarding use of the proceeds may not represent the most effective utilization of these funds.

22.  You Will Incur Immediate And Substantial Dilution.

     You will experience an immediate and substantial dilution in the net tangible book value per share of our Common Stock. In addition, a future private placement or public offering of equity securities and the exercise of outstanding options could cause additional substantial dilution to you.

23.  You May Experience Difficulty Selling Your Securities.

     There is no existing trading market for the Common Shares being offered, and we cannot assure you that such market will develop. Although we plan to complete a reserve merger to trade our securities on the OTC Bulletin Board, owned by Nasdaq, after which we will have at least one stockbroker who makes a market in the Common Shares, we cannot assure you that we will complete this process or that you will be able to sell your Common Shares as a result.

24.  We Do Not Expect To Declare Dividends.

     As a new company, we have never declared or paid dividends on our common stock. The declaration and payment in the future of any cash or stock dividends on the Common Shares will be at the discretion of our Board of Directors. We intend to retain any future earnings to support operations and do not anticipate declaring or paying dividends on the Common Shares or our Common stock. If you anticipate a need for immediate income from your investment, you should not purchase the Common Shares.

25.  We Set the Offering Price Of Shares Arbitrarily.

     We have determined the offering price for the Common Shares arbitrarily, based on our business plan, anticipated market conditions, and revenue goals. The offering price bears no relationship to our assets, book value, potential earnings or any other recognized criteria of value.

         Because our executive officers and directors are our only employees, devote only 5% to 20% of their time to our business and are not bound by employment agreements, we may not be able to achieve profitability or maintain our operations with the limited time commitment of these individuals and we may realize serious harm if they leave. Mr. Thomas Ware, our Chief Executive Officer and a director of Kadalak Entertainment Group, Inc., and Len Churn, our , president,
secretary/treasurer and  a  company  director,   are  our  only
employees.   Mr.  Ware  devotes approximately  20% of his time
and effort to Kadalak and Mr. Churn devotes approximately 20% of his time to Kadalak's business and affairs. We may not be able to achieve profitability or maintain our operations with the limited time commitment of our executive officers and directors. We face the additional risk that either Mr. Ware or Mr. Churn could leave with little or no prior notice because neither of these individuals is bound by an employment agreement. If we lost the services of Mr. Ware and Mr. Churn, our business would fail unless we were successful in finding a suitable replacement(s). We do not have "key person" life insurance policies covering either Mr. Ware or Mr. Churn.

         We must enter into strategic relationships to help promote our proposed web site and, if we fail to develop, maintain or enhance these relationships, we may not be able to attract and retain visitors and subscribers, build the "Kadalak Entertainment " brand and enhance our sales and marketing capabilities. We believe that our ability to attract subscribers, generate traffic to our web site, facilitate broad market acceptance of our proposed online audition service and the  "Internet  Auditions"  brand  and  enhance  our  sales  and
marketing capabilities   depends  on  our  ability  to  develop
and  maintain   strategic relationships  with  related  and other
web sites and portals that can drive customer traffic to our web site. If we are unsuccessful in developing or maintaining these relationships, or if the relationships do not assist us in attracting or retaining visitors and subscribers, it may be difficult to grow our business. We have no strategic relationships as of the date of this prospectus.

         Competition from Others May Result in Price Reductions and Decreased Demand for Our Proposed Online Audition
Service.

If we are successful in establishing our proposed web site, we will compete initially with a number of internet companies that exhibit still pictures of performers and entertainers. Although we know of no other online audition service featuring the performances of the artists as of the date of this prospectus, we expect other companies to develop and implement this technology in the future. Accordingly, competition is expected to intensify in the future, which may result in price reductions, fewer subscriptions, reduced gross margins and loss of market share. Many of these companies will be established and have
significantly   greater  financial, technical,   marketing  and
other  resources.   Additionally,   many  of  these organizations
will have proven operating histories, which we lack. We hope to minimize our weaknesses, including, among others, our under-capitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a subscriber base and market recognition, through our focus on the Internet; which eliminates the need for a sizable marketing staff and printed materials. However, our ability to generate revenue is expected be limited by our limited financial resources and other assets.

         We may be unable to adequately protect or enforce our intellectual property rights. We rely on trade secret law to protect our intellectual property. These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have filed an application to secure registration for our trademark, "Kadalak Entertainment Group, Inc.," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

         Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we operate internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

         Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.


Risk Factors Related to This Offering

         There is no guarantee that additional funds will be available to us when we need them and, if financing is unavailable, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. Based on our current projections, we will need to raise additional funds during the period of one year from the date of this prospectus through the issuance of equity, equity-related or debt securities. There is no guarantee that we will be able to raise the funds that are necessary to maintain our business for the following year. We cannot be certain that additional capital will be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall.

         There is no public market for our common stock and, if a public market fails to develop or be sustained, then purchasers of shares from the selling shareholders may be unable to sell, and therefore lose the funds paid for, the shares of common stock. There is no public market for our common stock and there is no assurance that a public market will develop or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in the securities and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the electronic Bulletin Board. We will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System or for listing on any national
securities   exchange. Accordingly,  until we qualify for NASDAQ
or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

         Our stock price will fluctuate, which may result in substantial losses for investors. The trading price of our shares of common stock will fluctuate once trading commences, if ever. The fluctuation of the stock price could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which will be beyond our control. These factors include:

o        Quarterly variations in operating results;

o        Announcements  by us or our  competitors  of new
product  and  service offerings,    significant   contracts,
acquisitions   or   strategic relationships;

o        Publicity  about  our  company,   our  products  and
services  or  our competitors;

o        Additions or departures of key personnel;

o        Any future sales of our common stock; and


o Stock market price and volume fluctuations of publicly-traded companies in general and Internet-related companies in particular.

The trading prices of Kadalak Entertainment Group, Inc. does not currently exist, if a trading market develops shareholders may be unable to resell their shares of common stock at or above the price paid for them.

         Sales of substantial amounts of our shares may depress our stock price.
A total of 20,000,000 shares of common stock held by our current shareholders, including 15,000,000 shares of common stock held by our CEO, 5,000,000 shares held by our President, become eligible for resale upon effectiveness of the registration statement of which this prospectus is a part. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. On the date of this prospectus, we will have 11,666,666 shares of common stock outstanding that may be resold immediately in the public market.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.


USE OF PROCEEDS

     Upon completion of this Offering, the Company will receive net proceeds of approximately $3,500,000. Net proceeds not immediately required for the specific purpose described below may be, in part, invested principally in short-term United States government securities. The following table sets forth the Company's present expectations as to the use of proceeds by the Company for net funds received from the sale of the Class A Common Shares hereby:

Use Of Proceeds Table

The use of proceeds listed in the below table are projected during a twelve month period. The use of proceeds from the offering may change depending on the company's ability to attract the services listed below.


        Legal Fees                                 $50,000
        Office Expense                             $50,000
        Salaries                                  $300,000
        Accounting Fees                            $10,000
        General Working Capital                 $3,090,000
        Total                                   $3,500,000


There can be no assurance that the amount of net proceeds of this Offering actually applied for any particular use will not differ from the amount the Company expects to use for that purpose. The
Company's management will have broad discretion in the application of the net proceeds.

     The Company believes that it will have sufficient working capital available through the proceeds of this Offering and cash generated through operations until at least December 31, 2003, but there can be no assurance that this is the case. The Company plans another stock offering to raise additional capital in the amount of least $5,000,000. This additional stock offering is anticipated on or before December 31, 2003.


DILUTION

Investors in this Offering will experience immediate and substantial dilution in the net tangible book value of the Common Shares. Dilution represents the difference between the offering price of the Common Shares and the net tangible book value per share of common stock immediately after completion of the offering. Net tangible book value is the amount that results from subtracting the total liabilities of the Company from its total tangible assets, using estimated balance sheet totals.

The net tangible book value of the Company on April 1, 2003, is estimated to be $0.00375 per share on a fully diluted basis. As a result of the sale of $11,666,666 Common Shares offered hereby, the receipt of the net proceeds there from is expected to be $3,500,000, the pro forma net tangible book value of the Company after this Offering is completed would be $3,575,000. The Company currently has 20,000,000 shares issued and outstanding. This represents an immediate increase in net tangible book value per share to existing shareholders of $.1091 and an immediately dilution per share of common stock to new investors of $.1872, leaving new investors with a net tangible book value of $0.1128 per share.

Calculation of book value on a fully diluted basis does not assume any exercise of any outstanding stock options. There are currently no outstanding options. However, the Company anticipated establishing a Stock Option Plan in the future, pursuant to which a total of 30,500,000 shares of common stock will be reserved for employee stock options. The Company anticipates that options will be included in the compensation package of certain key employees and contractors.


BUSINESS





Employees
Currently, Kadalak has two employees, Thomas Ware, CEO, Len Churn, President. The Company anticipates that its Director of Marketing will begin work in July, 2003. Further, the Company is recruiting an administrative assistant. Additional marketing and sales personnel will be added as needed.

Location and Facilities
101 Marietta St., Suite 1070, Atlanta, GA 30303

The Company may consider relocating when it starts the operations of its business plan.

CERTAIN TRANSACTIONS

Employment Agreements
The Company plans to enter into employment agreements with its Chief Executive Officer, President and Director of Marketing. The Board of Directors may decide to enter into employment agreements with other key employees of the Company. Pursuant to such agreements, the Company's executive officers will agree to devote a substantial portion of their business and professional time and efforts to the business of the Company as full-time executive officers. The employment agreements will provide for certain compensation packages, which include stock options, health insurance, 401(k) retirement plan, bonuses and other incentive
compensation. The agreements will contain   covenants restricting
the executive from engaging in any activities competitive with the business of the Company during the term of such agreement and for a certain period thereafter, prohibiting the executive from disclosure of confidential information regarding the Company, and confirming that all intellectual property developed by an executive and relating to the business of the Company constitutes the sole property of the Company.

Indemnification Agreements
The Company intends to enter into indemnification agreements with its current officers and directors, and with future directors and officers, containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities resulting from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

RECENT SALES OF UNREGISTERED SECURITIES:

The Company has not sold shares prior to this offering pursuant to section 4(2) as an exemption from the registration requirement of section 5 of the Securities Act of 1933.

LEGAL MATTERS

The Company is not a party to , nor is management aware of, any pending or threatened litigation, nor has the Company been notified that is has been selected for audit or any other administrative investigation or proceeding. A legal opinion of the validity of the securities being issued under this Offering will be passed and will be made for the Company by an attorney who is licensed to practice law in the State of Georgia and qualified in corporate legal matters.

MANAGEMENT

Directors
Currently, the Board of Directors consists of the following:

          NAME                          POSITION

Thomas Ware                   Chairman of the Board
Thomas Ware                   Chief Executive Officer
Lenord Churn                  President
Lamar Sinkfield               Director of Marketing











          One   outside  director  will  be  chosen   after   the
     completion of this offering.

Executive Officers
Effective upon the closing of this Offering, the executive officers of the Company, their respective ages and positions with the Company, will be as set forth below:






Name                        Position
Thomas Ware                 Chief Executive Officer
Lenord Churn                President
Lamar Sinkfield             Director of Marketing





Biographical Data




Director Compensation
The members of the board of directors receive no compensation at this time. The Board reserves the right to determine the method of compensation, if any, to be paid to members of the board of directors, which may include meeting fees as well as stock options.

Executive Compensation
Both the CEO and the President be paid a salary of $13,000 a month, starting August 2003. In addition, both have the right to stock options under the Stock Option Plan to be adopted by the Company, and both have the right to purchase up to 1,000,000 additional shares of common stock. Our Director of Marketing will receive a salary of $6,500 per month beginning in August 2003.

Further, executive officers will receive competitive health insurance and retirement benefits, including a 401 (k) plan.
These have not been adopted or established by the Company.


PRINCIPAL SHAREHOLDERS


STOCK OPTION PLAN

After the closing of this Offering and upon approval of the Company's shareholders, the Company intends to establish a Stock Option Plan (the "Plan") for which the Company intends to reserve 1,500,000 shares of common stock for issue to officers, directors, employees and consultants upon exercise of stock options. The purpose of the Plan is to attract and retain key personnel, to encourage stock ownership by officers, directors and key management of the Company, and to provide an incentive for such persons to expand and improve the performance of the Company. The Plan will provide for the grant of both incentive stock options intended to qualify as such under Section 422 of the Internal Revenue Code and non-statutory stock options to key employee, including directors and officers who are employees.

The Plan will be administered by a committee, comprised of the Board of Directors or designated members of the Board of Directors. The selection of participants, allotment of shares, and whether a grant will consist of incentive stock options or non-statutory stock options or a combination thereof is discretionary with the committee. Incentive stock options under the Plan may not be granted at a price less than the fair market value of the common stock on the date of grant, or110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company. The exercise price of non-statutory stock options may be no less than 85% of the fair market value per share on the date of grant, or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company. Options granted under the Plan will expire not more than ten years from the date of the grant, or five years in the case of incentive stock options granted to persons holding 10% or more of the voting stock of the Company. All options granted under the Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner during the optionee's lifetime but may be transferred by will or by the laws of descent and distribution.



DESCRIPTION  OF COMMON STOCK

The Company is authorized to issue 100,000,000 shares of common stock, $0.001 par value per share.



The holders of the common stock are the founders of the Company. They are entitled to one vote for each share held of record on all matters to be voted on by the founding shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of common stock can receive dividends when, as and if declared by the Board of Directors out of funds legally available for them. In the event of liquidation, dissolution or winding up of the Company, the holders of Common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of the shares of common stock are, and the common shares offered hereby when issued will be, fully paid and non-assessable shares of capital stock of the Company.



TERMS OF THE OFFERING

Plan of Distribution
There is no minimum number of Common Shares which must be purchased by any investor, and no minimum number of Common Shares which must be sold before the Company can disburse such funds from the Company's treasury. This Offering is being made directly by the Company, and is being sold by the officers of the Company and their duly appointed representatives. No brokers or dealers are engaged to represent the Company. All funds received from subscribers for the Common Shares will be directly deposited into the Company's Treasury.

ADDITIONAL INFORMATION

The information presented in this Prospectus has been provided by the Company and is deemed reliable by the Company. No presentation or warranties of any kind whatsoever are intended nor should be inferred with respect to the financial condition of the Company or investment return which may accrue as a result of purchasing the Common Shares, except those contained herein. Each prospective subscriber or his/her representative may, if s/he so desires, make inquiries concerning the terms and conditions of this Offering and matters set forth herein, and may obtain any additional information which such person deems necessary to verify the accuracy of the information contained in this Memorandum. In connection with such inquiry any documents which any prospective subscriber or his representative may wish to review will be made available for inspection during normal business hours as determined by the Company's legal representative, subject to non-disclosure agreements which the Company may require, and the Company policy governing proprietary information and confidentiality. Requests or inquiries should be made in writing to the Company's Legal Counsel, Rosenfeld, Goldman & Ware, Inc. 101 Marietta St., Suite 1070, Atlanta, GA 30303, Phone: 404-522-1202 Fax:404-522-1447







               PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Idemnification of Directors and Officers.

          Sections   78.7502  and 78.751 of  the  Nevada  Revised
Statutes  provide  for  the  indemnification   of  the  officers,
directors and  controlling  persons of a corporation as follows:

NRS  78.7502  Discretionary  and  mandatory  indemnification   of
officers,  directors, employees and agents: General provisions.

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in
which  the  action  or  suit was  brought   or  other   court  of
competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for SUCH expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

NRS    78.751    Authorization   required    for    discretionary
indemnification;   advancement   of   expenses;   limitation   on
indemnification and advancement of expenses.

         1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

         (a) By the stockholders;

          (b)  By the board of directors by majority  vote  of  a
quorum   consisting  of directors who were  not  parties  to  the
action, suit or proceeding;

          (c)  If  a  majority  vote of a  quorum  consisting  of
directors  who  were  not  parties  to  the   action,   suit   or
proceeding   so  orders,  by  independent   legal  counsel  in  a
written opinion; or

         (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

   2. The articles of  incorporation,  the bylaws or an agreement made by
the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

          3.  The   indemnification  and  advancement of expenses
authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b)   Continues  for a person who has ceased  to  be  a
director,   officer,  employee  or agent   and   inures   to  the
benefit of the heirs, executors and administrators of such a person.

        2.  Other Expenses of Issuance and Distribution.

          The   following  is  an  itemized   statement   of  the
expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement.


All such expenses will be paid by Kadalak Entertainment Group, Inc.








Legal Fees and Expenses                                    $2,000
Accounting Fees and Expenses                               $3,000
Blue Sky Fees and Expenses                                   $200
Transfer Agent Fees and                                      $500
Expenses
Print                                                      $1,500
Misc.                                                      $1,000
Total                                                      $8,200


All of the above items are estimates.

Item 3.  Undertakings.

         (a)      The undersigned small business issuer will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                      (i) Include any prospectus required by
section 10(a)(3) of the Securities Act;

                      (ii) Reflect in the  prospectus any facts
or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
                      (iii)   Include  any   additional   or
changed   material information on the plan of distribution.

           (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

           (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4.  Unregistered Securities Issued or Sold Within One Year.
          None




Item 5.           Index to Exhibits

         (a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

         (b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 6. below.


         (c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form SB-1.

         (d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Item 6.           Description of Exhibits

         The following Exhibits will be filed as part of this Registration Statement on Form SB-1.

Item
Number                              Description

(2.1)        Articles of  Incorporation  Kadalak Entertainment
Group, Inc. of  filed June 21, 2002.

(2.2)        Bylaws of Kadalak Entertainment Group, Inc.




------------------
         *Filed herewith.

                                     SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Atlanta, GA, on April 9, 2003.

                                      KADALAK ENTERTAINMENT, INC.
                                        (Registrant)

                                      By: /s/ Thomas Ware
                                       --------------------------
----
                                      Thomas Ware, Chief
Executive Officer
                                   Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and on the dates stated.

Date:  April 9, 2003